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                          August 27, 2020

       Jeffrey Parker
       Chairman of the Board
       ParkerVision, Inc.
       9446 Philips Highway, Suite 5A
       Jacksonville, Florida 32256

                                                        Re: ParkerVision, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 21,
2020
                                                            File No 333-248242

       Dear Mr. Parker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              David Alan Miller, Esq.